Exhibit 99.3

NICE Introduces Groundbreaking Innovations in Digital CX and AI in CXone
Summer 2022 Release

Further expanding NICE’s commitment to CXi, the newest CXone release offers first-of-its-kind capabilities to enable fully orchestrated frictionless CX

Hoboken, N.J., July 7, 2022 – NICE (Nasdaq: NICE) today announced the Summer 2022 release of CXone, which adds new capabilities that enhance journey orchestration and complete performance, two vital components of a complete CXi offering. The new capabilities enrich digital experiences, simplify integration with customer environments and grow openness with mobile SDKs and integration options. With its new release, CXone is improving complete performance by putting digital and AI at the helm, continuing its commitment to ubiquitous conversational self-service with faster, better, and smarter bots.

CXone is now the only digital CX cloud platform offering intent-based intelligent virtual agents (IVA). With CXone’s SmartAssist fuelled with Enlighten XO conversational data, CXone IVAs can train themselves in days promoting a data-driven, empirical approach to self-service and accelerating self-service implementations while increasing containment, and creating a frictionless digital customer experience.

Innovations in journey orchestration are introduced in the new AI-driven supervisor workspace ensuring supervisors have an end-to-end view, allowing supervisors to understand and manage omnichannel engagements across the experience center with real-time data across digital channels for a fully orchestrated journey management.

Paul Jarman, CEO, NICE CXone, said, “Friction is the underlying challenge businesses have in delivering exceptional CX today as consumer expectations for fast, convenient digital and self-service options continue to increase. What we are delivering is the ability to remove friction from both a customer perspective and an operational perspective, resulting in transformational change to form stronger connections with customers while operating in a more agile model that empowers agents and other contact center resources to reach their full potential.”

For more information about the summer release innovation, click here.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Jarman are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.